UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 __________________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

 __________________________________________________
AGL Private Credit Income Fund
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.001 per share
(Title and Class of Securities)

None
(CUSIP Number)

Turner Herbert
Abu Dhabi Investment Authority
211 Corniche
PO Box 3600
Abu Dhabi, United Arab Emirates
+971 2 4150000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 21, 2024
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Abu Dhabi Investment Authority
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 196,000
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 3,985,850.4
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,985,850.4
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 99.6% (2)
(14)	Type of Reporting Person (See Instructions): OO (3)

(1) See Item 4 disclosure on the Voting Trust Agreement.
(2) Based on 4,000,400 Common Shares of Beneficial Interest of AGL Private Credit Income Fund (the “Issuer”) expected to be outstanding as of the First Purchase Date (as defined in Item 4 below), based on information received from the Issuer.
(3) Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“the Government”) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

Schedule 13D CUSIP No. None

(1)	Name of Reporting Persons: Platinum International Investment Holdings RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 196,000
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 3,985,850.4
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,985,850.4
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 99.6% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on the Voting Trust Agreement.
(2) Based on 4,000,400 Common Shares of Beneficial Interest of the Issuer expected to be outstanding as of the First Purchase Date (as defined in Item 4 below), based on information received from the Issuer.

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Platinum Falcon B 2018 RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 196,000
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 3,985,850.4
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,985,850.4
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 99.6% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on the Voting Trust Agreement.
(2) Based on 4,000,400 Common Shares of Beneficial Interest of the Issuer expected to be outstanding as of the First Purchase Date (as defined in Item 4 below), based on information received from the Issuer.

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Platinum Bird C 2024 RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 196,000
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 3,985,850.4
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,985,850.4
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 99.6% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on the Voting Trust Agreement.
(2) Based on 4,000,400 Common Shares of Beneficial Interest of the Issuer expected to be outstanding as of the First Purchase Date (as defined in Item 4 below), based on information received from the Issuer.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the Common Shares of Beneficial Interest, $0.001 par value per share (the “Common Shares”) of AGL Private Credit Income Fund (the “Issuer”), a Delaware Statutory Trust. The address of the principal executive offices of the Issuer is 535 Madison Avenue, 24th Floor, New York, NY 10022.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by the Abu Dhabi Investment Authority, a public institution established under the laws of the Emirate of Abu Dhabi (“ADIA”), Platinum International Investment Holdings RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, the United Arab Emirates (“Platinum Holdings”), Platinum Falcon B 2018 RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, the United Arab Emirates (“Platinum Falcon”), and Platinum Bird C 2024 RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, the United Arab Emirates (“Platinum Bird”, and together with Platinum Falcon, Platinum Holdings and ADIA, the “Reporting Persons”).  Platinum Falcon is the sole owner of Platinum Bird.  Platinum Holdings is the sole owner of Platinum Falcon and ADIA is the sole owner of Platinum Holdings.  The board of directors of ADIA does not involve itself in ADIA’s investment and operational decisions, for which the Managing Director of ADIA is responsible under law. The Investment Committee of ADIA assists the Managing Director with investment decisions. Schedule 1 hereto sets forth the names and other required information regarding the Managing Director and the members of the Investment Committee of ADIA (collectively, the “ADIA Scheduled Persons”). Schedule 2 hereto sets forth the names and other required information regarding the executive officers and the members of the board of directors of Platinum Holdings (the “Platinum Holdings Scheduled Persons”).  Schedule 3 hereto sets forth the names and other required information regarding the executive officers and the members of the board of directors of Platinum Falcon (the “Platinum Falcon Scheduled Persons”), and Schedule 4 hereto sets forth the names and other required information regarding the executive officers and the members of the board of directors of Platinum Bird (the “Platinum Bird Scheduled Persons”, and together with the Platinum Falcon Scheduled Persons, the Platinum Holdings Scheduled Persons and the ADIA Scheduled Persons, the “Scheduled Persons”).  Except as disclosed herein, none of the Scheduled Persons beneficially owns any securities of the Issuer.

(b) The principal business address of ADIA is 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. The principal business address of Platinum Holdings is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.  The principal business address of Platinum Falcon is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.  The principal business address of Platinum Bird is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(c) ADIA was established in 1976 to invest funds on behalf of the Government of the Emirate of Abu Dhabi (the “Government”), to make available the necessary financial resources to secure and maintain the future welfare of the Emirate of Abu Dhabi. ADIA carries out its investment program independently and without reference to the Government or other entities that also invest on the Government’s behalf. Platinum Holdings is wholly owned by ADIA and wholly owns Platinum Falcon, whose principal business is the investing of funds made available to Platinum Falcon by ADIA.  Platinum Falcon wholly owns Platinum Bird, whose principal business is the investing of funds made available to Platinum Bird by ADIA.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	ADIA – Abu Dhabi, United Arab Emirates

2.	Platinum Holdings – Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates

3. 4.	Platinum Falcon – Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates Platinum Bird – Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information in Item 4 is incorporated herein by reference. The Common Shares of the Issuer will be purchased by Platinum Bird with the working capital of Platinum Bird.

ITEM 4.	PURPOSE OF TRANSACTION

The information in Item 6 is incorporated herein by reference.

Subscription Agreement

On April 2, 2024, Platinum Bird entered into a subscription agreement (the “Subscription Agreement”) with the Issuer.  Pursuant to the Subscription Agreement, Platinum Bird has agreed to purchase Common Shares of the Issuer (a “Drawdown”) each time the Issuer delivers a notice (a “Drawdown Notice”) to Platinum Bird in an aggregate amount equal to $1,000,000,000 (the “Commitment”).  Pursuant to the Subscription Agreement, Drawdown Notices will be delivered to Platinum Bird at least 10 days prior to the date on which Platinum Bird is obligated to purchase Common Shares (the “Drawdown Date”).  At the earlier of (i) the listing of the Common Shares (or any successor thereof) on a national securities exchange or national securities association registered with the Securities and Exchange Commission (the “SEC”) (such listing, the “Exchange Listing”), and (ii) the five-year anniversary of the date on which shareholders are required to fund their initial Drawdown, Platinum Bird will be released from any further obligation to fund Drawdowns and purchase additional Common Shares, with certain exceptions detailed in the Subscription Agreement.

Pursuant to the Subscription Agreement, Platinum Bird’s obligation to purchase Common Shares pursuant to Drawdowns is subject to certain conditions, including (a) the shareholder agreement between Platinum Bird and AGL US DL Management LLC (the “Adviser”) and certain of its affiliates (the “Shareholder Agreement”) shall be executed by the parties thereto and shall be effective as of the date thereof; (b) the Issuer’s Form 10 shall have become effective in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and be in substantially the form provided to Platinum Bird, with certain limited exceptions; (c) the Issuer’s Form N-54A election to be treated as a business development company shall have been made with the SEC by the Issuer; (d) the governing documents of the Issuer and the Issuer’s Investment Advisory Agreement with the Adviser shall have become effective and such documents and the offering document for the Common Shares are in substantially the forms provided to Platinum Bird, with certain limited exceptions; (e) the Adviser has been registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and (f) the Issuer shall have confirmed that it believes in its reasonable judgment, upon advice of counsel, that it has completed the SEC comment process regarding the Issuer’s Form 10 or that it has received communications from the SEC that the Issuer believes in its reasonable judgment, upon advice of counsel, indicates that it may sell Common Shares.
On October 21, 2024, the Issuer delivered a Drawdown Notice to Platinum Bird to purchase 3,985,850.4 Common Shares at a per share price of $25, for an aggregate purchase price $99,646,260 and with a Drawdown Date of November 4, 2024 (the “First Purchase Date”).
Pursuant to the Subscription Agreement, prior to an Exchange Listing, Platinum Bird may not sell, offer for sale, exchange, transfer, assign, pledge, hypothecate or otherwise dispose of (each, a “Transfer”) any of its Common Shares unless (i) the Issuer provides prior written consent to any such Transfer, which consent shall not be unreasonably withheld, conditioned or delayed if such Transfer is to an affiliate of Platinum Bird, (ii) any such Transfer is made in accordance with applicable securities laws and (iii) the Transfer is otherwise in compliance with certain legal, eligibility and suitability requirements detailed in the Subscription Agreement.  Further, pursuant to the Subscription Agreement, Platinum Bird agreed not to enter into a swap, structured note or other derivative instrument, the return from which is based in whole or in part, directly or indirectly, on the return with respect to the Issuer or its Common Shares or any participation or sub-participation agreement with a counterparty or counterparties (each, a “Counterparty”) such that the Counterparty would be deemed to be: (1) a beneficial owner of Common Shares for purposes of the Investment Company Act of 1940 (the “Investment Company Act”); (2) the beneficial owner of Common Shares for purposes of the Commodity Exchange Act, as amended, or the rules of the Commodity Futures Trading Commission; (3) an offeree or purchaser of Common Shares for purposes of the Securities Act of 1933, as amended; (4) a client of the Adviser for purposes of the Advisers Act, (5) a purchaser of Common Shares for purposes of the Exchange Act (including, without limitation the anti-fraud rules thereunder); or (6) a holder of Common Shares who is an investor in a Plan (as defined in the Subscription Agreement).
The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, the form of which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Voting Trust Agreement

On April 2, 2024, Platinum Bird entered into a voting trust agreement (the “Voting Trust Agreement”) with Delaware Trust Company (the “Trustee”) and Glass, Lewis & Co., LLC (the “Voting Consultant”).  Pursuant to the Voting Trust Agreement, (i) Platinum Bird irrevocably transferred and assigned its voting and consent rights with respect to the Common Shares beneficially owned by it and additional Common Shares of which it becomes the beneficial owner during the term of the Voting Trust Agreement in excess of 4.9% of the outstanding Common Shares of the Issuer (such Common Shares of the Issuer in excess of 4.9% of the outstanding Common Shares of the Issuer, the “Subject Shares”) to the Trustee and (ii) the Voting Consultant agreed to analyze any matters requiring the owner of the Subject Shares to vote or consent in its capacity as an equity holder and to provide a recommendation to the Trustee of how to vote or consent with respect to such voting or consent matters.  The Trustee is obligated to act in accordance with the voting or consent recommendation made by the Voting Consultant and will not provide a vote or consent on behalf of Platinum Bird if the Voting Consultant fails to provide a voting or consent recommendation to the Trustee on or prior to the deadline for submission of such vote or consent.

Pursuant to the Voting Trust Agreement, Platinum Bird retains the right to sell or otherwise transfer the Subject Shares at any time in its sole discretion, subject to any transfer restrictions contained in the governing documents of the Issuer and under applicable law.  Upon the transfer by Platinum Bird of any Subject Shares to an unaffiliated third-party, such shares shall no longer be subject to the Voting Trust Agreement.  The Voting Trust Agreement may be terminated (i) at the option of Platinum Bird with 10 business days prior written notice to the Trustee and Voting Consultant, upon July 1 or December 31 of any year, (ii) at the option of Platinum Bird, upon Platinum Bird owning less than 5% of the outstanding Common Shares of the Issuer, (iii) in connection with certain transfers of Common Shares by Platinum Bird and (iv) upon 10 business days written notice delivered by Platinum Bird to the Trustee and Voting Consultant following the failure to agree to the renewal or extension of the term for the Trustee or Voting Consultant.
The foregoing description of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Trust Agreement, which is filed as Exhibit 99.3 and is incorporated herein by reference.
Further, in exchange for entering into the Subscription Agreement and its Commitment pursuant to the Subscription Agreement, Platinum Bird received a membership interest in AGL US DL Holdings LLC, a member of the Adviser, which shall entitle Platinum Bird to participate in certain accruals and distributions of profit from the Adviser.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and any applicable trading restrictions, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer or may determine to sell or redeem or otherwise dispose of all or some of the Issuer’s securities. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision.
Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management of the Issuer and/or the Issuer’s Board of Trustees (the “Board”), engaging in discussions with other shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, Board composition or operations of the Issuer or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 4,000,400 Common Shares expected to be outstanding as of the First Purchase Date, based on information received from the Issuer.  The Common Shares reported herein will be directly held and are beneficially owned by Platinum Bird.  Platinum Falcon, the sole owner of Platinum Bird, may be deemed to beneficially own the Common Shares beneficially owned by Platinum Bird.  Platinum Holdings, the sole owner of Platinum Falcon, may be deemed to beneficially own the Common Shares beneficially owned by Platinum Bird.  ADIA, the sole owner of Platinum Holdings, may be deemed the beneficial owner of the Common Shares beneficially owned by Platinum Bird. The information in Item 4 regarding voting power over the Common Shares reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement are incorporated herein by reference.

(c) The information in Items 3 and 4 are incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Item 4 is incorporated herein by reference.

Shareholder Agreement

On April 2, 2024, Platinum Bird entered into a letter agreement with the Adviser and certain of its affiliates (the “Shareholder Agreement”), pursuant to which Platinum Bird received, among other things, certain rights and representations related to the Common Shares and the governance of the Issuer, including: (i) consent by the Adviser to any transfer of Common Shares by Platinum Bird to certain affiliates, provided that such transfer complies with certain requirements, limitations and conditions, (ii) subject to certain limitations and conditions, a commitment by the Adviser to use its reasonable best efforts to permit Platinum Bird to transfer all or some of its Common Shares to a third-party to avoid certain adverse tax consequences, (iii) a commitment from the Adviser that Platinum Bird will have a period of at least 10 business days in which to fund any Drawdown, (iv) a requirement that the Adviser may not terminate the Investment Advisory Agreement with the Issuer (except if necessary to comply with any applicable law or regulatory requirements) without the prior written consent of Platinum Bird, which consent shall not be unreasonably withheld or delayed, (v) a commitment by the Adviser that the Adviser will not enter into a sub-advisory agreement without the prior written consent of the Issuer’s shareholders required to approve a sub-advisory agreement under the Investment Company Act, (vi) a confirmation from the Adviser that for so long as Platinum Bird holds 50% or more of the voting securities of the Issuer, the Adviser will use commercially reasonable efforts to invest substantially all of the Issuer’s investable assets in investments that are expected to produce income that is expected to be entitled to the portfolio interest exemption under the Internal Revenue Code, subject to a de minimis exemption, (vii) a commitment by the Adviser that it shall maintain a compliance program containing policies and procedures adopted in accordance with the Investment Company Act, designed to prevent the Issuer from entering into prohibited transactions with its close affiliates and remote affiliates under the Investment Company Act, (viii) an agreement from the Adviser that neither Platinum Bird nor any of its affiliates will be obligated to accept any distributions in kind in connection with Platinum Bird’s investment in the Issuer and that if the Adviser intends to distribute securities in kind to or for the account of Platinum Bird, it will use reasonable best efforts to inform Platinum Bird at least 10 business days before the intended distribution date and, at the request and expense of Platinum Bird, will use reasonable best efforts to assist Platinum Bird in holding or selling such securities on Platinum Bird’s behalf and in avoiding any negative tax impacts, (ix) an agreement by the Adviser that the Adviser will not recommend to the Board that the Board approve any reclassification of Platinum Bird’s issued and outstanding Common Shares without Platinum Bird’s consent, (x) certain information rights, including regarding meetings of the Board and access to draft financial statements, (xi) an agreement that except as otherwise set forth in the Shareholder Agreement, and prior to the five-year anniversary of the first Drawdown, Platinum Bird may not transfer its Common Shares without the consent of the Issuer in its sole discretion, and (xii) after such five-year anniversary, upon request, the Adviser shall use commercially reasonably efforts to assist the Investor in making secondary placements of its Common Shares.
The form of Subscription Agreement is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

The Voting Trust Agreement is filed as Exhibit 99.3 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1 99.2
Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Issuer’s Form 10, filed with the Securities and Exchange Commission on June 3, 2024).

99.3	Voting Trust Agreement, dated April 2, 2024, by and among Delaware Trust Company, as trustee, Platinum Bird C 2024 RSC Limited, and Glass, Lewis & Co., LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 28, 2024
ABU DHABI INVESTMENT AUTHORITY
By:        /s/ Hamad Shahwan AlDhaheri
Name:   Hamad Shahwan AlDhaheri
Title:     Authorized Signatory
By:        /s/ Saif Surour AlMashghouni
Name:   Saif Surour AlMashghouni
Title:     Authorized Signatory
PLATINUM INTERNATIONAL INVESTMENT HOLDINGS RSC LIMITED
By:        /s/ Ahmed Salem Abdulla AlNeyadi
Name:   Ahmed Salem Abdulla AlNeyadi
Title:     Authorized Signatory
By:        /s/ Mubarak Awad Qanazel AlAmeri
Name:   Mubarak Awad Qanazel AlAmeri
Title:     Authorized Signatory
PLATINUM FALCON B 2018 RSC LIMITED
By:        /s/ Ahmed Salem Abdulla AlNeyadi
Name:   Ahmed Salem Abdulla AlNeyadi
Title:     Authorized Signatory
By:        /s/ Mubarak Awad Qanazel AlAmeri
Name:   Mubarak Awad Qanazel AlAmeri
Title:     Authorized Signatory
PLATINUM BIRD C 2024 RSC LIMITED
By:        /s/ Ahmed Salem Abdulla AlNeyadi
Name:   Ahmed Salem Abdulla AlNeyadi
Title:     Authorized Signatory
By:        /s/ Mubarak Awad Qanazel AlAmeri
Name:   Mubarak Awad Qanazel AlAmeri
Title:     Authorized Signatory

SCHEDULE 1

Schedule 1 sets forth the Managing Director and the members of the Investment Committee of ADIA.
Name	Business Address	Present Principal Occupation	Citizenship
H.H. Sheikh Hamed bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Managing Director and Investment Committee Member	United Arab Emirates
H.H. Sheikh Mohammed bin Khalifa bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
H.E. Khalil Mohammed Sharif Foulathi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Majed Salem Khalifa Rashed Alromaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Khalifa Matar Khalifa Saif Almheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Hamad Shahwan Surour Shahwan Aldhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Dhaen Mohamed Al Hameli	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Nasser Shotait Al Ketbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Mohamed Rashid Al Mheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Juma Khamis Al Khyeli	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates

SCHEDULE 2

Schedule 2 sets forth the executive officers and the members of the board of directors of Platinum Holdings.
Name	Business Address	Present Principal Occupation	Citizenship
Sultan Ahmed Abdulla Alawi Al Junaibi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mubarak Awad Qanazel Khniban AlAmeri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Hamad Shahwan Surour Shahwan AlDhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Saif Surour Omair Maaded AlMashghouni	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mohamed Fahed Mohamed Abdulla AlMazrouei	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Salem Abdulla Melaih AlNeyadi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Rawdha Abdulrahman Abdulla Sultan AlRumaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Masaood Ahmed AlMasaood AlMehairbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates

SCHEDULE 3

Schedule 3 sets forth the executive officers and the members of the board of directors of Platinum Falcon.
Name	Business Address	Present Principal Occupation	Citizenship
Sultan Ahmed Abdulla Alawi Al Junaibi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mubarak Awad Qanazel Khniban AlAmeri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Hamad Shahwan Surour Shahwan AlDhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Saif Surour Omair Maaded AlMashghouni	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mohamed Fahed Mohamed Abdulla AlMazrouei	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Salem Abdulla Melaih AlNeyadi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Rawdha Abdulrahman Abdulla Sultan AlRumaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Masaood Ahmed AlMasaood AlMehairbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates

SCHEDULE 4

Schedule 4 sets forth the executive officers and the members of the board of directors of Platinum Bird.
Name	Business Address	Present Principal Occupation	Citizenship
Sultan Ahmed Abdulla Alawi Al Junaibi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mubarak Awad Qanazel Khniban AlAmeri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Hamad Shahwan Surour Shahwan AlDhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Saif Surour Omair Maaded AlMashghouni	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mohamed Fahed Mohamed Abdulla AlMazrouei	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Salem Abdulla Melaih AlNeyadi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Rawdha Abdulrahman Abdulla Sultan AlRumaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Masaood Ahmed AlMasaood AlMehairbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Common Shares of Beneficial Interest, par value $0.001 per share, of AGL Private Credit Income Fund. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 28th day of October, 2024.

ABU DHABI INVESTMENT AUTHORITY
By:        /s/ Hamad Shahwan AlDhaheri
Name:   Hamad Shahwan AlDhaheri
Title:     Authorized Signatory
By:        /s/ Saif Surour AlMashghouni
Name:   Saif Surour AlMashghouni
Title:     Authorized Signatory
PLATINUM INTERNATIONAL INVESTMENT HOLDINGS RSC LIMITED
By:        /s/ Ahmed Salem Abdulla AlNeyadi
Name:   Ahmed Salem Abdulla AlNeyadi
Title:     Authorized Signatory
By:        /s/ Mubarak Awad Qanazel AlAmeri
Name:   Mubarak Awad Qanazel AlAmeri
Title:     Authorized Signatory
PLATINUM FALCON B 2018 RSC LIMITED
By:        /s/ Ahmed Salem Abdulla AlNeyadi
Name:   Ahmed Salem Abdulla AlNeyadi
Title:     Authorized Signatory
By:        /s/ Mubarak Awad Qanazel AlAmeri
Name:   Mubarak Awad Qanazel AlAmeri
Title:     Authorized Signatory
PLATINUM BIRD C 2024 RSC LIMITED
By:        /s/ Ahmed Salem Abdulla AlNeyadi
Name:   Ahmed Salem Abdulla AlNeyadi
Title:     Authorized Signatory
By:        /s/ Mubarak Awad Qanazel AlAmeri
Name:   Mubarak Awad Qanazel AlAmeri
Title:     Authorized Signatory

Exhibit 99.3

VOTING TRUST AGREEMENT
THIS VOTING TRUST AGREEMENT (this “Agreement”) is made and entered into effective for all purposes and in all respects as of April 2, 2024 by and among Delaware Trust Company, as trustee (the “Trustee” or any successor thereto), Platinum Bird C 2024 RSC Limited, including its successors and assigns by operation of law (the “Purchaser”), and Glass, Lewis & Co., LLC (the “Voting Consultant” or any successor thereto).
WHEREAS, the Purchaser is or will be the legal and Beneficial Owner of common shares of beneficial interest (“BDC Shares”) of AGL Private Credit Income Fund, a Delaware statutory trust (the “Company”), pursuant to the terms of the Subscription Agreement among the Purchaser, the Company and the other parties thereto (the “Subscription Agreement”);
WHEREAS, the Purchaser desires to transfer and assign irrevocably to the Trustee, and the Trustee desires to accept such transfer and assignment of, the right to vote and consent for the Purchaser in connection with all of its voting and consent rights and responsibilities, as set forth in Section 1 of this Agreement, as the Beneficial Owner of (i) BDC Shares acquired by the Purchaser pursuant to the Subscription Agreement in excess of 4.9% of the outstanding BDC Shares of the Company (such BDC Shares in excess of 4.9% of the outstanding BDC Shares of the Company, when owned by the Purchaser, the “Subject Shares”) and (ii) any additional BDC Shares of which the Purchaser becomes the Beneficial Owner of during the term of this Agreement in excess of 4.9% of the outstanding BDC Shares of the Company (any such additional BDC Shares when so acquired and when owned by the Purchaser will become a part of the “Subject Shares” covered by this Agreement);
WHEREAS, the Voting Consultant shall analyze any matters requiring the owner of Subject Shares to vote or consent in its capacity as an equity holder (whether at a meeting or via a consent solicitation), and shall provide a recommendation to the Trustee of how to vote or consent with respect to such voting or consent matters;
WHEREAS, the Voting Consultant and the Trustee are each Independent of the Purchaser; and
WHEREAS, the parties hereto desire to set forth in writing their understandings and agreements.
NOW, THEREFORE, in consideration of the foregoing, of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending legally and equitably to be bound, hereby agree as follows:
1.          Creation of Trust
The Purchaser hereby irrevocably transfers and assigns to the Trustee, and the Trustee hereby accepts the transfer and assignment of, the right to vote and consent for the Purchaser in connection with all of its voting and consent rights and responsibilities as Beneficial Owner of the Subject Shares with respect to the following matters (collectively, the “Voting Matters”):

(a) any matters that holders of BDC Shares are entitled to vote on under the Investment Company Act of 1940, as amended (the “1940 Act”), including but not limited to the election of directors, changes in the Company’s election to operate as a business development company, changes in fundamental policies and approval of advisory agreements; and
(b) such other matters that are submitted to a vote of holders of BDC Shares of the Company pursuant to the declaration of trust or bylaws of the Company, state law or otherwise.
In order to effect the transfer of voting and consent rights with respect to the Voting Matters, the Purchaser hereby irrevocably appoints and constitutes the Trustee as its attorney-in-fact and grants the Trustee one or more irrevocable proxies with respect to the Voting Matters and further agrees to renew any such proxies that may lapse by their terms while the Subject Shares are still subject to this Agreement.
The Purchaser will be the registered owner of the Subject Shares.  If any dividend or other distribution in respect of the Subject Shares is paid, such dividend or distribution will be paid directly to the Purchaser.
For purposes of clarity, the Purchaser shall at all times maintain its right to vote and consent for Voting Matters attributable to an amount of its BDC Shares equal to 4.9% of the outstanding BDC Shares of the Company, and is not transferring or assigning its Voting Rights in respect of such BDC Shares to the Trustee under this Agreement.
2.          Definitions
“Beneficial Owner” means, any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares (i) voting power which includes the power to vote, or to direct the voting of, securities and/or (ii) investment power which includes the power to dispose, or to direct the disposition of, securities.
 “Independent” means, as to any Person, any other Person who (i) does not have and is not committed to acquire any material direct or any material indirect financial interest in such Person, (ii) is not connected with such Person as an officer, employee, promoter, underwriter, partner, director or Person performing similar functions and (iii) is not otherwise subject to the undue influence or control of such other Person.  For purposes of this definition, no Person will fail to be Independent solely because such Person acts as a voting consultant or trustee in respect of property owned by another Person or its affiliates pursuant to this Agreement or any other agreement.  With respect to item (i) above, “material direct or material indirect financial interest” means, (1) as to any Person, owning directly or indirectly (as principal for such Person’s own account) at least 5% of any class of the outstanding equity or debt securities issued by any other Person or (2) with respect to a Person (the “Investor”) owning directly or indirectly (as principal for the Investor’s own account) outstanding equity or debt securities of any other Person in an amount at least equal to 5% of the total consolidated shareholders equity of the Investor (measured in accordance with U.S. generally accepted accounting principles).
“Person” means and includes an individual, a partnership, a corporation, a trust, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof.
3.          Right to Transfer
The Purchaser shall have the right to sell or otherwise transfer the Subject Shares at any time in its sole discretion, subject to the transfer restrictions contained in the governing documents of the Company (including the Subscription Agreement) and applicable law.  Upon the transfer of the Subject Shares by the Purchaser, except at set forth in Section 20 of this Agreement, such Subject Shares shall no longer be subject to this Agreement.
4.          Trustee
(a) Rights and Powers of Trustee.  With respect to Subject Shares, the Trustee shall, in person or by nominees, agents, attorneys-in-fact, or proxies, have the right and the obligation to exercise its discretion with respect to all Voting Matters requiring holders of BDC Shares to vote or consent with respect to and including voting or consenting to any corporate or shareholder action of any kind whatsoever, subject to the terms of this Agreement.  The Trustee shall be obligated to vote any Voting Matter in accordance with the provisions of this Agreement.  This Agreement expressly and exclusively sets forth the duties of the Trustee with respect to any and all matters pertinent hereto and no implied duties or obligations shall be read into this Agreement against the Trustee.  No provision of this Agreement shall require the Trustee to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Agreement. The Trustee shall not be obligated to take any legal action or to commence any proceedings in connection with this Agreement or any property held hereunder or to appear in, prosecute or defend in any such legal action or proceedings.

(b) Liability of Trustee.  In exercising the rights and powers of the Trustee, the Trustee will exercise any rights and powers in the Trustee’s best judgment; provided, however, the Trustee shall not be liable for any action taken by such Trustee or the Trustee’s agent, except for liability arising from the Trustee’s bad faith, willful misconduct or gross negligence.  The Trustee shall not be required to give any bond or other security for the discharge of the Trustee’s duties.  In no event shall the Trustee be liable for incidental, indirect, special, consequential or punitive damages of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.
(c) Resignation of and Successor Trustee.  The Trustee may at any time resign the Trustee’s Position as Trustee by delivering a resignation in writing to the Purchaser and the Voting Consultant to become effective 30 days after the date of such delivery, but in any event such resignation shall not become effective prior to the acceptance of a successor Trustee.  The Trustee shall nominate a successor Trustee acceptable to the Purchaser, who shall have all rights, powers and obligations of the resigning Trustee as set forth in this Agreement, and all duties and obligations of the resigning Trustee hereunder shall immediately terminate upon the acceptance by the successor Trustee of such nomination and the execution of this Agreement by the successor Trustee as “Trustee” hereunder; provided that, any rights or powers of the Trustee that explicitly survive the termination, resignation or removal of the Trustee shall continue. The Trustee shall have no responsibility for the appointment of a successor Trustee hereunder.  If the Trustee shall resign but a successor Trustee has not assumed all of the Trustee’s duties and obligations within 90 days of such resignation, the Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee. No such resignation shall become effective until such time as a successor Trustee has been appointed and such appointment has been accepted.  The fact that any Trustee has resigned such Trustee’s position as a Trustee shall not act, or be construed to act, as a release of any Subject Shares from the terms and provisions of this Agreement.
(d) Removal.  The Trustee may be removed by the Purchaser upon 30 days prior written notice upon either (i) a material breach by the Trustee of its obligations hereunder or (ii) any action or inaction of the Trustee which constitutes bad faith, gross negligence or willful misconduct in the performance of its obligations hereunder.
(e) Contract.  A separate letter agreement between the Purchaser and the Trustee, as may be amended from time to time (the “Letter Agreement”), sets forth additional details, including fees, pursuant to which the Trustee is providing the services contemplated hereunder.
(f) Independent.  The Trustee represents that it is Independent of the Purchaser; provided, however, if the Trustee becomes aware that the Trustee is no longer Independent of the Purchaser, the Trustee shall promptly, and in no event later than two business days after becoming aware, notify the Purchaser and shall abstain from voting or consenting during any period of time during which the Trustee is not Independent of the Purchaser.  If the Trustee notifies the Purchaser that it is no longer Independent of the Purchaser, the Purchaser shall use commercially reasonable efforts to identify and appoint a replacement trustee.
5.         Voting Consultant
(a) Liability of Voting Consultant.  In providing its voting recommendations on Voting Matters hereunder, the Voting Consultant will provide such recommendations in the Voting Consultant’s best judgment with respect to the Voting Matters for the Subject Shares; provided, however, the Voting Consultant shall not be liable for any action taken by such Voting Consultant or the Voting Consultant’s agent, except for liability arising from the Voting Consultant’s bad faith, willful misconduct or gross negligence.
(b) Resignation of and Successor Voting Consultant.  The Voting Consultant may at any time resign the Voting Consultant’s Position as Voting Consultant by delivering a resignation in writing to the Purchaser and to the Trustee to become effective 90 days after the date of such delivery.  Upon receipt of the Voting Consultant’s written resignation, the Purchaser shall use commercially reasonable efforts to appoint a successor Voting Consultant which has been consented to by the Trustee, such consent not to be unreasonably withheld.  If the Voting Consultant shall resign but a successor Voting Consultant has not assumed all of the Voting Consultant’s duties and obligations within 90 days of such resignation, the Voting Consultant may Petition any court of competent jurisdiction for the appointment of a successor Voting Consultant.  No such resignation shall become effective until such time as a successor Voting Consultant has been appointed and such appointment has been accepted.
(c) Removal.  The Voting Consultant may be removed by the Purchaser upon 30 days prior written notice upon either (i) a material breach by the Voting Consultant of its obligations hereunder or (ii) any action or inaction of the Voting Consultant which constitutes bad faith, gross negligence or willful misconduct in the performance of its obligations hereunder.
(d) Contract.  A separate master service agreement between the Voting Consultant and the Purchaser, as may be amended from time to time (the “Consulting Agreement”), sets forth additional details, including fees, pursuant to which the Voting Consultant is providing the services contemplated hereunder.
(e) Independent.  The Voting Consultant represents that it is Independent of the Purchaser; provided, however, if the Voting Consultant becomes aware that the Voting Consultant is no longer Independent of the Purchaser, the Voting Consultant shall promptly, and in no event later than two business days after becoming aware, notify the Purchaser and shall abstain from making voting recommendations during any period of time during which the Voting Consultant is not Independent of the Purchaser.  If the Voting Consultant notifies the Purchaser that it is no longer Independent of the Purchaser, the Purchaser shall use commercially reasonable efforts to identify and appoint a replacement voting consultant.

6.         Amount of Subject Shares Notification
On any and each date that the Purchaser sells or otherwise transfers any Subject Shares to another Beneficial Owner, the Purchaser shall promptly notify the Trustee of such occurrence and the number of BDC Shares that the Purchaser then owns.
7.         Voting Communications
The Purchaser shall notify the Trustee and the Voting Consultant as soon as possible, and in any event, not later than two business days after receipt of notice that a vote of the holders of BDC Shares has been requested or permitted on any Voting Matter and the Purchaser shall, within such same time frame, forward any information sent to the Purchaser in connection with such vote to the Trustee and the Voting Consultant.
The Voting Consultant shall analyze and provide a voting or consent recommendation to the Trustee with respect to each Voting Matter in respect of the Subject Shares.  The Trustee shall not take action with respect to a Voting Matter absent of its receipt of an applicable recommendation from the Voting Consultant.  The Trustee is obligated to act in accordance with the voting or consent recommendation made by the Voting Consultant and shall be fully protected in doing so.  In all Voting Matters, the Trustee shall use the proxies granted to it by the Purchaser to vote or consent the Subject Shares in accordance with the voting or consent recommendation made by the Voting Consultant and the Purchaser shall not exercise any voting or consent rights in such matters.
If the Voting Consultant fails to provide a voting or consent recommendation to the Trustee on or prior to the deadline for Submission of such vote or consent, the Trustee shall not provide a vote or consent on behalf of the Purchaser on such deadline and shall provide notice of the failure to receive a voting or consent recommendation to the Purchaser and the Voting Consultant.  For the avoidance of doubt, the Purchaser shall not retain the right to vote or consent on any Voting Matters for which the Trustee does not provide a vote or consent on behalf of the Purchaser.
8.         Indemnification
(a) Of the Trustee and the Voting Consultant.  The Purchaser shall indemnify and hold the Trustee and the Voting Consultant and such Trustee’s and such Voting Consultant’s duly authorized agents harmless from and against any and all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, reasonable costs, reasonable expenses or disbursements (including reasonable legal fees and expenses and the costs and expenses of enforcing the terms of this indemnification) of any kind and nature whatsoever and whether asserted by any party hereto or any third party in connection with or growing out of (i) with respect to the Trustee, the administration of the voting trust created by this Agreement or (ii) with respect to the Trustee and the Voting Consultant, the exercise of any powers or the performance of any duties by the Trustee or the Voting Consultant as herein provided or contemplated, including, without limitation, any action taken or omitted to be taken, except, with respect to the Trustee and the Voting Consultant separately, such as may arise from the bad faith, willful misconduct or gross negligence of the Trustee or the Voting Consultant, respectively.  In no event shall the Purchaser be liable for special, incidental, indirect or consequential damages.  The terms of this indemnification shall survive the termination of this Agreement or the resignation or removal of the Trustee or Voting Consultant.
(b) Of the Purchaser and the Trustee.  The Voting Consultant shall indemnify and hold the Purchaser and the Trustee and the Purchaser’s and the Trustee’s duly authorized agents harmless from and against any and all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, reasonable costs, reasonable expenses or disbursements (including reasonable legal fees and expenses and the costs and expenses of enforcing the terms of this indemnification) of any kind and nature whatsoever and whether asserted by any party hereto or any third party which may be imposed, incurred or asserted against the Purchaser or the Trustee in connection with the bad faith, willful misconduct or gross negligence of the Voting Consultant in connection with the exercise of any powers or the performance of any duties by the Voting Consultant as herein provided or contemplated, including, without limitation, any action taken or omitted to be taken, except, with respect to the Purchaser and the Trustee separately, such as may arise from the bad faith, willful misconduct or gross negligence of the Purchaser or the Trustee, respectively; provided, however, that the Voting Consultant’s maximum liability under this Section 8(b) of this Agreement shall be limited to an amount not to exceed the total amount of the fees the Voting Consultant receives from the Purchaser under the Consulting Agreement in any one year period for any and all claims made within that one year period. In no event shall the Voting Consultant be liable for special, incidental, indirect or consequential damages.  The terms of this indemnification shall survive the termination of this Agreement or the resignation or removal of the Trustee or Voting Consultant.
(c) Conditions to Indemnification.  An indemnitee must give the other parties prompt written notice of any claim, provided that failure to provide prompt notice shall not affect the indemnification provided hereunder except to the extent that a party has actually been prejudiced as a result of such failure. The indemnitor shall have the right to defend or settle the claim as a condition to indemnification at such indemnitor’s own expense so long as: (i) counsel appointed by the such indemnitor is reasonably acceptable to each indemnitee, (ii) there is no conflict of interest between one or more of the indemnitees in the conduct of the response to a threatened claim or in the conduct of the defense of an actual claim that would make it inappropriate for such indemnitor to assume such defense, in which event such indemnitor shall be liable for the reasonable legal expenses of each counsel whose appointment is necessary to resolve such conflict and (iii) such indemnitor shall not enter into any settlement with respect to a claim without each indemnitee’s prior written consent (which such consent shall not be unreasonably withheld or delayed).  No settlement shall bind any party without such party’s written consent.
9.         Termination of Agreement
(a) This Agreement and the voting trust created hereby shall terminate with respect to all of the Subject Shares (i) at the option of the Purchaser with 10 business days prior written notice delivered by Purchaser to the Trustee and Voting Consultant, upon July 1 or December 31 of any year, (ii) at the option of the Purchaser, upon the Purchaser owning less than 5% of the outstanding BDC Shares, (iii) as provided with respect to certain transfers of Subject Shares in Section 3 of this Agreement, or (iv) upon 10 business days written notice delivered by Purchaser to the Trustee and Voting Consultant following any failure to agree to the renewal or extension of the term for the Trustee or the Voting Consultant as provided in the Letter Agreement or Consulting Agreement, respectively.
(b) Upon the termination of this Agreement with respect to the Subject Shares, the voting trust created pursuant to Section 1 of this Agreement shall cease to have any effect with respect to the Subject Shares, and the parties hereto shall have no further duties or obligations under this Agreement with respect to the Subject Shares except as to those terms that explicitly survive termination of this Agreement.

10.         Trustee’s Compensation
  The Trustee shall be entitled to the compensation set forth in the Letter Agreement.
11.         Voting Consultant’s Compensation
  The Voting Consultant shall be entitled to the compensation pursuant to the Consulting Agreement.
12.         Tax Treatment
  It is the intention of the parties hereto that for all federal, state and local income and other tax purposes the Purchaser or the applicable Beneficial Owner, as the case may be, shall be treated as the owner of the Subject Shares and, except as otherwise required by law, no party shall take a contrary Position in any tax return or report or otherwise act in a contrary manner.
13.         Notices
  All notices, requests and other communications to the Purchaser, the Trustee or the Voting Consultant shall be in writing (including telecopy, electronic mail or similar writing), except in the case of notices and other communications permitted to be given by telephone, and shall be given to such party at its address or telecopy number or email address set forth below or to such other Person and/or such other address or telecopy number or email address as such party may hereafter specify for the purpose by notice to the other party.  Each such notice, request or other communication shall be effective (i) if given by mail, five days after such communication is deposited in the mail, return receipt requested, addressed as aforesaid, or (ii) if given by any other means, when delivered at the address specified in this Section 13 of this Agreement.  The notice address for each party is specified below:
if to the Purchaser:
Platinum Bird C 2024 RSC Limited
Level 26, Al Khatem Tower Abu Dhabi Global Market Square Al Maryah Island Abu Dhabi, United Arab Emirates

Attention:	Private Equities Department
Telephone:	+971-2-415-0000
Email:	private.equity@adia.ae PED.Legal@adia.ae

if to the Trustee:

Delaware Trust Company
251 Little Falls Drive Wilmington, Delaware 19808

Attention:	Trust Administration
Telephone:	877-374-6010
Email	USTrustAgency@delawaretrust.com

if to the Voting Consultant:

Glass, Lewis & Co., LLC
100 Pine Street, Suite 1925 San Francisco, California 94111

Attention:	Carroll Cooke
Telephone:	212-797-3669
Email:	ccooke@glasslewis.com

14.        Modification
 No modification of this Agreement shall be effective unless in writing and signed by all of the parties hereto.  Without the prior written consent of the Company (in its sole discretion), the Purchaser will not agree or consent to any amendment, supplement, modification or repeal of this Agreement, nor waive any provision hereof; provided, that in the case of any proposed amendment, supplement, modification or repeal of this Agreement which is a result of a change in law or regulation, the consent of the Company shall not be unreasonably withheld or delayed.
15.         Benefit and Burden
  This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their legatees, distributees, estates, executors or administrators, personal and legal representatives, successors and assigns.
16.         Severability
  The invalidity of any particular provision of this Agreement shall not affect the validity of the remainder hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.
17.         Headings
  The section headings herein are for convenience of reference only, and shall not affect the construction, or limit or otherwise affect the meaning hereof.
18.         Applicable Law
  This Agreement shall be construed and enforced in accordance with and governed by the law of the State of New York.
  THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF FEDERAL AND NEW YORK STATE COURTS OF COMPETENT JURISDICTION LOCATED IN NEW YORK COUNTY, NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY.
19.        Waiver
 THE PURCHASER, THE TRUSTEE AND THE VOTING CONSULTANT HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THE PARTIES HERETO AGAINST THE OTHER(S) ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.
20.        Assignment
 None of the parties hereto may assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties; provided that, without the consent of either the Trustee or the Voting Consultant, the Purchaser may assign its rights and obligations under this Agreement (i) to an affiliate of the Purchaser who is a transferee of any Subject Shares (in respect of such transferred Subject Shares) or (ii) to a successor of the Purchaser, so long as such transferee or successor (a) irrevocably appoints and constitutes the Trustee as its attorney-in-fact and grants the Trustee one or more irrevocable proxies with respect to the Voting Matters and further agrees to renew any such proxies that may lapse by their terms while the Subject Shares are still subject to this Agreement and (b) signs a written joinder to this Agreement, in which case such transferee or successor will be deemed the Purchaser for purposes of this Agreement in respect of the relevant Subject Shares.  Any assignment other than in accordance with this Section 21 of this Agreement shall be void.
21.        Conflicts with Other Documents
 In the event that this Agreement requires any action to be taken with respect to any matter and the Letter Agreement or Consulting Agreement requires that a different action be taken with respect to such matter, and such actions are mutually exclusive, the provisions of this Agreement in respect thereof shall control.
22.        Counterparts
 This Agreement may be executed by the parties hereto in any number of separate counterparts, each of which shall be deemed to be an original, and all of which taken together shall be deemed to constitute one and the same instrument.  Any counterpart or other signature delivered by facsimile or by electronic .pdf format shall be deemed for all purposes as being a good and valid execution and delivery of this Agreement by that party.
23.         Entire Agreement
This Agreement constitutes the entire agreement among the Purchaser, Trustee and Voting Consultant in connection with the subject matter of this Agreement, and no other agreement entered into between the Purchaser and Voting Consultant, including without limitation the Letter Agreement or the Consulting Agreement, shall be considered as adopted or binding, in whole or in part, upon the Trustee notwithstanding that any such other agreement may be deposited with the Trustee or the Trustee may have knowledge thereof.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.
Platinum Bird C 2024 RSC Limited, as Purchaser

By:	/s/ Mohamed Fahed AlMazrouei
Name:	Mohamed Fahed AlMazrouei
Title:	Director

By:	/s/ Sultan AlJunaibi
Name:	Sultan AlJunaibi
Title:	Director

Delaware Trust Company, as Trustee

By:	/s/ Gregory Daniels
Name:	Gregory Daniels
Title:	Vice President

Glass, Lewis & Co., LLC, as Voting Consultant

By:	/s/ Dan Concannon
Name:	Dan Concannon
Title:	Chief Commercial Officer